Exhibit 99.5

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                                    FORM F-4

                   QUARTERLY REPORT UNDER SECTION 13 or 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For Quarter Ended   June 30, 1997                 FDIC Certificate No. 18205-2
                 --------------------                                  -------


                                  TOLLAND BANK
             (Exact name of Registrant as specified in its charter)

         Connecticut                                             06-0523950
--------------------------------------------------------------------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


Olde Tolland Common, P.O. Box 156, Tolland, Connecticut              06084
--------------------------------------------------------------------------------
(Address of principal executive offices)                           (Zip Code)


Registrant's telephone number, including area code      (860) 875-2500


Former name, former address and former fiscal year, if changed since last report.


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                              Yes X    No

Indicate the number of shares outstanding of the issuer's class of common stock, as of the latest practicable date.


           Class                                  Outstanding at August 12, 1997
--------------------------------------------------------------------------------
Common Stock (par value $1.00)                             1,593,754 shares

TOLLAND BANK


PART I.  FINANCIAL INFORMATION


Item 1.  FINANCIAL STATEMENTS:


         Consolidated Statements of Financial Condition as of June 30, 1997, December 31, 1996, and June 30, 1996.

         Consolidated Statements of Income for the Three Months and Six Months Ended June 30, 1997 and 1996.

         Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1997 and 1996.

         Consolidated Statements of Changes in Equity Capital for the Six Months Ended June 30, 1997 and 1996.

         Notes to the Consolidated Financial Statements


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

TOLLAND BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The foregoing financial statements are unaudited. However, in the opinion of Management, all material adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of the financial statements have been included. The Bank is required to make certain estimates and assumptions in preparing these statements. The most material estimates are those necessary in determining the allowance for loan losses, the valuation of foreclosed assets, the valuation of investment securities available for sale, and the valuation allowance associated with the net deferred tax asset. Operating results for any interim period are not necessarily indicative of results for any other interim period or for the entire year. Unless otherwise noted, all dollar amounts presented in the financial statements are rounded to the nearest thousand dollars, except per share data. Certain prior period amounts have been reclassified to conform with current financial statement presentation.
Management's Discussion and Analysis of Financial Condition and Results of Operations accompany these financial statements. Additional information and financial disclosures are contained in the Bank's 1996 Annual Report.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, Accounting for Transfers and Servicing of
Financial Assets and Extinguishments of Liabilities (SFAS 125). SFAS 125 is effective for servicing of financial assets and extinguishments of liabilities beginning January 1, 1997. The transfer and collateral provisions of SFAS 125 are effective for transfers occuring after December 31, 1997. The provisions of the statement are to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of SFAS 125 did not have a material impact on the Bank's financial position, results of operations, or liquidity, and no material impact is expected for those provisions effective for transfers occuring after December 31, 1997.

Holding Company Formation
The Bank has initiated steps to form a bank holding company in order to facilitate future growth and expansion of business lines. Tolland Bank will continue to operate with its existing offices and employees. This step will allow the Bank additional flexibility to both increase the products and services that it offers to its customers, and to pursue new market opportunities. Pending regulatory approval and completion of the formation process, Tolland Bank shareholders will, on a one-for-one basis, become shareholders of the new holding company.

Stock Split
In June, 1997, the Bank declared a four-for-three common stock split, which was effected as a stock dividend paid on July 17, 1997. The financial statements as of June 30, 1997 include the effects of this split, and all items related to outstanding shares, share prices, and amounts per share have been restated for the effect of this split for all periods in the statements. The stock dividend was recorded based on the $1 par value of the common stock. After the stock split, common stock par value totaled $1.560 million, an increase of $387 thousand from year-end 1996.

TOLLAND BANK - ITEM 2: MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Management's Discussion and Analysis of Results of Operations and Financial Condition is based on the Bank's financial statements in Item 1. These statements should be read along with Management's Discussion. Tolland Bank (AMEX: TBK) is a Connecticut chartered savings bank serving Tolland County and the surrounding communities.


SELECTED FINANCIAL DATA                               As of and for the Three Months         As of and for the Six Months
                                                              Ended June 30,                      Ended June 30,

OPERATING DATA (in thousands):                                 1997                1996          1997                1996
                                                               ----                ----          ----                ----
Net interest income                                          $2,008              $1,872        $3,968              $3,738
Provision for loan losses                                        64                 134           137                 320
Service charge and fee income                                   285                 262           545                 569
Net gain/(loss) on investment services                            6                (41)             6                (41)
Net gain/(loss) on assets                                      (41)                   4          (41)                   4
Non-interest expense                                          1,587               1,531         3,163               3,082
                                                              -----               -----         -----               -----
Income before income taxes                                      607                 432         1,178                 868
Income tax expense                                              126                  90           247                 224
                                                                ---                  --           ---                 ---
Net income                                                     $481                $342          $931                $644
                                                               ====                ====          ====                ====

BALANCE SHEET DATA (in millions):
Total assets                                                 $238.2              $224.0        $238.2              $224.0
Total loans                                                   147.1               152.5         147.1               152.5
Other earning assets                                           79.7                57.0          79.7                57.0
Deposits                                                      213.6               198.5         213.6               198.5
Borrowings                                                      7.4                11.4           7.4                11.4
Shareholders' equity                                           16.5                13.6          16.5                13.6

STATISTICAL DATA (in percent):
Net interest spread (fully taxable equivalent)                3.42%               3.33%         3.42%               3.30%

Net interest margin (fully taxable equivalent)                3.90%               3.75%         3.90%               3.72%
Return on average assets                                      0.84%               0.62%         0.82%               0.59%
Return on average equity                                     11.83%               9.78%        11.59%               9.38%
Equity % total assets (period end)                            6.94%               6.09%         6.94%               6.09%

PER SHARE DATA (in dollars):
Net income (fully diluted)                                    $0.30               $0.21         $0.58               $0.40
Cash dividends declared                                        0.05                  --          0.10                  --
Book Value (period-end)                                       10.60                8.84         10.60                8.84
Common stock price:
      High                                                    15.00                7.79         15.00                7.88
      Low                                                     10.31                7.13          8.63                6.94
      Close                                                   15.00                7.52         15.00                7.52

COMMON SHARES OUTSTANDING (in thousands):
Period-end                                                    1,560               1,158         1,560               1,158
Average fully diluted                                         1,624               1,631         1,617               1,629

SUMMARY

Tolland Bank reported a $139 thousand (40.6%) increase in net income for the second quarter to $481 thousand ($.30 per share) compared to net income of $342 thousand ($.21 per share) in last year's second quarter. Net income for the six months totaled $931 thousand ($.58 per share) compared to $644 thousand ($.40 per share) in the first half of 1996, representing a $287 thousand (44.6%) increase.

Also, the Directors maintained the quarterly dividend at five cents per share, representing a 33.33% increase over the preceding quarter after taking into account the recent 4 for 3 stock split. This represents a more than doubling of the quarterly cash dividend to shareholders, since the dividend was reinstated in October, 1996. President Joseph Rossi said, "We're pleased to increase the number of Tolland Bank shares in the market. Our stock price has been improving, and we want to make sure it continues to be affordable for our community shareholders and that the stock enjoys a liquid market."

The Bank's earnings growth was primarily due to higher net interest income. This is attributable to both higher levels of earning assets and to an increase in the net interest margin. Net interest income for the first six months grew by $230 thousand (6.2%) compared to last year, while non-interest expense growth was held to $81 thousand (2.6%). President Joseph Rossi stated that,"We are continually enhancing our loan and deposit products to provide more benefits to our customers and sound growth for the Bank".

Earnings growth has also resulted from a more than 50% reduction in the provision for loan losses. This is due to the Bank's progress in reducing problem assets in the last several quarters.

At June 30, 1997, the Bank had total assets of $238.2 million, $14.2 million (6.4%) higher than a year ago. Total deposits were $213.6 million, up $15.0 million (7.6%) for the same date.

Shareholders' equity increased by $2.9 million (21.2%) from a year earlier to $16.5 million, representing a book value per share of $10.60 , after taking into account the 4 for 3 stock split. The Bank's capital remains in excess of all regulatory requirements.

RESULTS OF OPERATIONS

Net Interest Income: Net interest income increased by $136 thousand (7.3%) for the second quarter and by $230 thousand (6.2%) for the first half of 1997 compared to the comparable periods of 1996. This growth was due both to higher earning assets, as well as improvement in the net interest margin. Total earning assets increased by $17.3 million (8.3%) over the twelve months ended June 30, 1997, and the net interest margin (fully taxable equivalent) rose to 3.90% in the second quarter of 1997 compared to 3.75% in the same quarter of 1996. The improvement in net interest income was primarily related to growth in securities available for sale, as funds raised from deposit promotions were reinvested primarily in investment securities.

The overall cost of interest bearing liabilities increased to 4.41.% in the second quarter of 1997 from 4.35% in the same quarter of 1996. This increase was due to the ongoing promotion of time deposits, which bear a higher rate of interest. The fully taxable equivalent yield on earning assets increased to 7.83% in the second quarter of 1997 compared to 7.68% in the same quarter of 1996, due to the aforementioned growth in investment securities. The
 .15% improvement in asset yields more than offset the .06% increase in liability costs, thereby producing a .09% improvement in the net interest spread. Additionally, the Bank benefited from growth in non-interest bearing demand deposit balances due to growth in total customer relationships, and the Bank also benefited from a decrease in non-earning foreclosed assets due to asset sales in the second half of 1996. As a result, the net interest margin improved by .15% in the second quarter of 1997 compared to the same quarter of the previous year.

The Bank has maintained an asset-sensitive one year interest rate sensitivity profile for the past two years to minimize the risk to earnings of an increase in interest rates from the comparatively low levels of the past few years. The positive one year gap position benefited the Bank in 1997 due to the .25% increase in the prime rate in the first quarter. The one year interest rate gap increased to $34 million at June 30, 1997 (15.0% of total earning assets), compared to $16 million at year-end 1996 and to $6 million at mid-year 1996. The one year gap at the most recent quarter-end was higher than the Bank customarily targets. In part, this is due to a time deposit promotion in 1997 which emphasized deposit maturities of 24 months and higher. Additionally, the Bank reports its callable agency security maturities based on market estimates of remaining lives, and most of these securities changed to under one year due to a sharp decrease in rates near the end of the second quarter. The one year gap is expected to decrease due to new loan bookings and upcoming time deposit maturities.

Provision for Loan Losses: The provision is made to maintain the allowance for loan losses at a level deemed adequate by management. The allowance is discussed in Management's Discussion of Financial Condition. The provision for loan losses declined by $70 thousand (52.2%) for the second quarter and by $183 thousand (57.2%) for the first half of 1997, compared to the same periods of 1996. Non-Interest Income: Total non-interest income increased by $25 thousand (11.1%) in the second quarter and decreased by $22 thousand (4.1%) in the first six months of 1997, compared to the same periods of 1996. The increase in the second quarter was due to the recovery of commercial loan late fees. The decrease for the first half was due to lower residential mortgage secondary market fees. During 1997, the Bank has retained a higher proportion of residential mortgage originations in portfolio to contribute to growth in earning assets, and accordingly the Bank recorded lower fees on sales of mortgages into the secondary market.

Non-Interest Expense: Non-interest expense increased by $56 thousand (3.7%) in the second quarter and by $81 thousand (2.6%) in the first half of 1997, compared to the same periods in 1996. This increase was primarily due to data processing expense increases of $47 thousand and $82 thousand in the second quarter and first half related to the utilization of certain credits in 1996. For the first half of the year, a $47 thousand increase in compensation related expenses due to annual merit increases was offset by reductions in occupancy and total other expenses. During the first half, the Bank benefited from a reduction in problem asset related expenses as a result of the recovery in 1997 of certain expenses charged in 1996. This included $108 thousand in recovered legal expenses and a $64 thousand reduction in net collections costs. This was offset in part by a $50 thousand increase in consulting expenses related to purchased investment and loan administration services and a $32 thousand increase in marketing expenses related primarily to more frequent advertising.

Income Tax Expense: The ratio of the Bank's income tax expense to income before income taxes was about 21% in the second quarter of both 1997 and 1996. For the first half, it was about 21% in 1997 and 26% in 1996. This lower effective tax rate is primarily due to growth in investments with income subject to a lower net tax rate. Additionally, net income tax expense in both years benefited from a reduction in the valuation allowance for the deferred tax asset which totaled $85 thousand and $90 thousand in the first half of 1997 and 1996, respectively.

FINANCIAL CONDITION

Cash and Cash Equivalents: Short term investments increased at June 30, 1997 as funds supplied from deposit growth were being held in anticipation of increased loan closings and additional purchases of investments and SBA guaranteed loan certificates in the second half of the year. Short term investments normally include bank qualifying money market mutual funds and federal funds sold to the Federal Home Loan Bank of Boston.

Investment Securities: Total securities available for sale increased by $4.0 million (8.9%) for the first half of 1997 and by $14.8 million (42.7%) for the twelve months ended June 30, 1997. Growth in 1997 was recorded primarily in the first quarter and consisted primarily of purchases of callable U.S. Agency and mortgage backed debt securities rated A or better. The net unrealized loss on investment securities reported as a component of shareholders' equity declined to $90 thousand as of June 30, 1997 due to improved capital market prices in the second quarter; this net unrealized loss included a $287 thousand net unamortized transfer loss on securities held to maturity and a $197 thousand net unrealized gain on securities available for sale.

Total Loans: Total loans decreased by $0.7 million (0.5%) for the first half of 1997 and by $5.3 million (3.5%) for the twelve months ended June 30, 1997. The decreases in both periods have been primarily due to the liquidation of adversely classified assets, as well as to general runoff of seasoned loans. Based on the status of new loan pipelines at June 30, 1997, management expects total loans to increase in the second half of the year, reflecting higher loan bookings in all areas of the portfolio. The Bank has been promoting several types of home equity loans throughout 1997. The mortgage originations staff was increased in the second quarter, and additional commercial loan originations staff increases are planned for the second half of 1997. During the second quarter of 1997, the Bank reclassified residential mortgages held for sale from total other assets and they are now included with total residential mortgage loans.

Allowance for Loan Losses: The allowance for loan losses totaled $2.75 million (1.87% of total loans) at June 30, 1997, compared to $2.850 million (1.93% of total loans) at year-end 1996 and to $2.50 million (1.64% of total loans) twelve months ago. Excluding loan certificates 100% guaranteed by the SBA, the allowance measured 2.25% of total regular loans at June 30, 1997. Net charge-offs against the allowance were $237 thousand for the first half of 1997 (.32% annualized charge-off rate), compared to $161 thousand (.22% rate) for the first half of 1996. Impaired loans totaled $3.0 million at June 30, 1997, compared to $4.7 million at year-end 1996 and to $5.54 million a year ago. The valuation allowance on impaired loans increased to $580 thousand at the most recent quarter-end, compared to $186 thousand at year-end 1996; there was no valuation allowance required at June 30, 1996. The increase in the valuation allowance is primarily due to one commercial loan relationship totaling $1.1 million which is collateralized, but the Bank's collateral position is being challenged in a bankruptcy proceeding. The Bank increased the impairment reserve to more specifically reserve for this uncertainty. The Bank recorded a $100 thousand write-down on this relationship in the most recent quarter.

Problem Assets: Problem assets totaled $5.1 million at June 30, 1997, a decrease of $0.5 million (8.9%) from year-end 1996 and a decrease of $6.2 million (54.9%) from a year ago. The components of problem assets at June 30, 1997 included $3.1 million of non-accruing loans, $1.2 million of restructured loans, and $0.8 million of foreclosed assets. The total amount of adversely classified assets was $5.2 million at June 30, 1997, compared to $6.5 million at year-end 1996 and to $8.8 million at June 30, 1996.

Deposits and Borrowings: Total deposits increased by $8.0 million (3.9%) since year-end 1996 and by $15.0 million (7.6%) over the past twelve months. This growth was primarily in time deposits, resulting from ongoing promotions. Deposit growth has also resulted from growth in transactions account balances (demand deposits and NOW accounts) due to growth in total customer relationships. Borrowings have been reduced over the last twelve months, as deposit growth has provided a more attractive source of additional funds.

Cash Flows and Liquidity: For the year-to-date, the primary source of funds has been deposit growth and the primary use of funds has been the purchase of investment securities and the placement of short-term investments in anticipation of future loan bookings. Borrowings and deposit growth are the primary sources of liquidity for additional balance sheet growth, and securities available for sale and government guaranteed loan certificates provide additional sources of potential liquidity, in addition to short-term investments.

Capital Resources: At the most recent quarter-end, Tier 1 Capital totaled $16.2 million and the Tier 1 Leverage Capital Ratio measured 7.0%. The Risk Based Capital Ratio measured 13.2%. The Bank's capital remains in excess of all regulatory requirements. During 1997, the Bank has declared and paid a five cent cash dividend to common shareholders in each quarter.

In June, 1997, the Bank declared a four-for-three stock split, which was effected as a stock dividend paid on July 17, 1997. The financial statements as of June 30, 1997 include the effects of this split, and all items related to outstanding shares, share prices, and amounts per share have been restated for the effect of this split for all periods in the statements.

TOLLAND BANK

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                              TOLLAND BANK
                                                              (Registrant)



Date:    August 14, 1997
     ----------------------                                ---------------------
                                                              Joseph H. Rossi
                                                              President/CEO





                                                            --------------------
                                                              David H. Gonci
                                                              Vice President/CFO

                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20429

                                    FORM F-4

                   QUARTERLY REPORT UNDER SECTION 13 or 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For Quarter Ended     March 31, 1997                FDIC Certificate No. 18205-2
                 ------------------------                                -------


                                  TOLLAND BANK
             (Exact name of Registrant as specified in its charter)

         Connecticut                                              06-0523950
--------------------------------------------------------------------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


Olde Tolland Common, P.O. Box 156, Tolland, Connecticut              06084
--------------------------------------------------------------------------------
(Address of principal executive offices)                           (Zip Code)


Registrant's telephone number, including area code      (860) 875-2500


Former name, former address and former fiscal year, if changed since last report.


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                              Yes X    No

Indicate the number of shares outstanding of the issuer's class of common stock, as of the latest practicable date.


           Class                                     Outstanding at May 12, 1997
--------------------------------------------------------------------------------
Common Stock (par value $1.00)                            1,172,500 shares

TOLLAND BANK

PART I.  FINANCIAL INFORMATION


Item 1.  FINANCIAL STATEMENTS:


         Statements of Financial Condition as of March 31, 1997, December 31, 1996, and March 31, 1996.

         Statements  of Income for the Three  Months  Ended  March 31,  1997 and
         1996.

         Statements of Cash Flows for the Three Months Ended March 31, 1997 and 1996.

         Statements of Changes in Equity Capital for the Three Months Ended March 31, 1997 and 1996.

         Notes to the Financial Statements


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

TOLLAND BANK
NOTES TO FINANCIAL STATEMENTS

The foregoing financial statements are unaudited. However, in the opinion of Management, all material adjustments, consisting primarily of normal recurring accruals, necessary for a fair presentation of the financial statements have been included. The Bank is required to make certain estimates and assumptions in preparing these statements. The most material estimates are those necessary in determining the allowance for loan losses, the valuation of foreclosed assets, the valuation of investment securities available for sale, and the valuation allowance associated with the net deferred tax asset. Operating results for any interim period are not necessarily indicative of results for any other interim period or for the entire year. Unless otherwise noted, all dollar amounts presented in the financial statements are rounded to the nearest thousand dollars, except per share data. Certain prior period amounts have been reclassified to conform with current financial statement presentation.
Management's Discussion and Analysis of Financial Condition and Results of Operations accompany these financial statements. Additional information and financial disclosures are contained in the Bank's 1996 Annual Report.

Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards, Accounting for Transfers and Servicing of
Financial Assets and Extinguishments of Liabilities (SFAS 125). SFAS 125 is effective for servicing of financial assets and extinguishments of liabilities beginning January 1, 1997. The transfer and collateral provisions of SFAS 125 are effective for transfers occuring after December 31, 1997. The provisions of the statement are to be applied prospectively. This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of SFAS 125 did not have a material impact on the Bank's financial position, results of operations, or liquidity, and no material impact is expected for those provisions effective for transfers occuring after December 31, 1997.

Holding Company Formation

The Bank has initiated steps to form a bank holding company in order to facilitate future growth and expansion of business lines. Tolland Bank will continue to operate with its existing offices and employees. This step will allow the Bank additional flexibility to both increase the products and services that it offers to its customers, and to pursue new market opportunities. Pending regulatory approval and completion of the formation process, Tolland Bank shareholders will, on a one-for-one basis, become shareholders of the new holding company.

TOLLAND BANK - ITEM 2:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Management's Discussion and Analysis of Results of Operations and Financial Condition is based on the Bank's financial statements in Item 1. These statements should be read along with Management's Discussion. Tolland Bank (AMEX: TBK) is a Connecticut chartered savings bank serving Tolland County and the surrounding communities.


SELECTED FINANCIAL DATA                                        As of and for the Three Months
                                                                      Ended March 31,

OPERATING DATA (in thousands):                                      1997           1996
                                                                    ----           ----
Net interest income                                               $1,961         $1,866
Provision for loan losses                                             74            186
Service charge and fee income                                        260            307
Net gain/(loss) on investment services                                 0              0
Net gain/(loss) on assets                                              0              0
Non-interest expense                                               1,577          1,551
Income tax expense                                                   120            134
                                                                     ---            ---
Net income                                                          $450           $302
                                                                    ====           ====
BALANCE SHEET DATA (in Millions):
Total assets                                                      $237.3         $217.2
Total loans                                                        146.2          151.2
Other earning assets                                                79.2           51.8
Deposits                                                           208.7          195.5
Borrowings                                                          11.9            7.7
Shareholders' equity                                                16.0           13.6

STATISTICAL DATA (in percent):
Net interest spread (fully taxable equivalent)                     3.44%          3.26%
Net interest margin (fully taxable equivalent)                     3.90%          3.68%
Return on average assets                                           0.80%          0.56%
Return on average equity                                          11.40%          8.93%
Equity % total assets (period end)                                 6.73%          6.25%

PER SHARE DATA (in dollars):
Net income (fully diluted)                                         $0.37          $0.25
Cash dividends declared                                             0.05             --
Book value                                                         13.63          11.73
Common stock price:
   High                                                            16.13          10.50
   Low                                                             11.50           9.25
   Close                                                           14.25          10.00


SUMMARY

Tolland Bank reported net income of $450 thousand ($.37 per share) for the first quarter ended March 31, 1997 compared to net income of $302 thousand ($.25 per share) in the first quarter of 1996. The Bank also declared a dividend of five cents per share payable on May 20, 1997 to shareholders of record as of May 6, 1997.

First quarter earnings increased by $148 thousand due to growth in interest income and to a lower provision for loan losses. Net interest income increased by $95 thousand due to growth in earning assets. The provision for loan losses declined by $112 thousand due to reductions in problem assets.

President Joseph Rossi stated, "The Bank has enjoyed a strong market response to new loan and deposit offerings in the most recent quarter. Additionally, the return on shareholders' equity rose to 11.40%, and we are maintaining our trend of steadily improving earnings."

At quarter-end, total assets were $237.3 million, an increase of $20.1 million (9.2%) from a year ago, and total deposits were $208.7 million, an increase of $13.2 million (6.7%) from a year ago. Shareholders' equity rose 17.7% from a year ago to $16.0 million, resulting in a book value of $13.63 per share, and the Bank's capital remained in excess of all regulatory requirements.

RESULTS OF OPERATIONS

Net Interest Income: Net interest income increased by $95 thousand (5.1%) in the first quarter of 1997 compared to the same period of 1996. This reflects an increase in earning assets, which grew by $22.4 million (11.0%) over the twelve months ended March 31, 1997. This increase was primarily in investment securities and was funded by growth in deposits, as well as the reinvestment of proceeds from problem asset dispositions. The Bank also benefited from improved margins on a fully taxable equivalent (FTE) basis, with the FTE net interest margin improving to 3.90% in the first quarter of 1997, compared to 3.68% in the same quarter of the previous year.

Provision for Loan Losses: The provision is made to maintain the allowance for loan losses at a level deemed adequate by management. The provision was $74 thousand in the most recent quarter, compared to $186 thousand in the same quarter of 1996. Net loan chargeoffs were $74 thousand in the most recent quarter, little changed from $76 thousand a year ago. The decrease in the provision was related to a reduction in the overall level of problem assets during the last year.

Non-Interest Income: First quarter service charge and fee income was $260 thousand in 1997, compared to $307 thousand in the same quarter of the previous year. This decrease was primarily due to the Bank's decision to hold a portion of newly originated residential mortgages in portfolio to contribute to growth in earning assets in the most recent quarter. As a result, the Bank recorded lower fees on sales of mortgages into the secondary market.

Non-Interest Expense and Tax Expense: Non-interest expense increased by $26 thousand (1.7%) in the first quarter of 1997 compared to the same period in 1996. This increase included a $37 thousand increase in staff expenses due to annual merit increases and a $20 thousand increase in equipment and EDP related expenses. Offsetting these increases was a $21 thousand decrease in other expense, which benefited from recoveries of collections expenses recorded in 1996. Income tax expense decreased by $14 thousand due to a higher level of tax exempt securities income, which contributed to the improvement in the Bank's tax equivalent net interest margin. First quarter income tax expense also benefited from decreases in the valuation allowance related to the net deferred tax asset, which totaled $40 thousand and $45 thousand in 1997 and 1996, respectively.

FINANCIAL CONDITION

Cash and Cash Equivalents: Short term investments increased by $3.0 million at March 31, 1997 compared to the previous year. The Bank kept a higher level of short term investments at the most recent quarter-end in anticipation of increased loan closings.

Investment Securities: Total securities available for sale increased by $6.4 million (14.1%) in the most recent quarter and by $27.0 million (108.9%) in the past twelve months. The growth in the most recent quarter has been primarily due to purchases of callable U.S. Agency and mortgage backed debt securities rated A or better. The $234 thousand net unrealized loss on investment securities reported as a component of shareholders' equity on March 31, 1997 included a $332 thousand net unamortized transfer loss on securities held to maturity and a $98 thousand net unrealized gain on securities available for sale.

Total Loans: Total loans decreased by $0.4 million (0.2%) in the most recent quarter and by $5.0 million (3.3%) in the past twelve months due to the liquidation of delinquent and nonaccruing commercial loans. Residential mortgages increased in the most recent quarter due to the targeted retention of some new loan originations, and consumer loans have increased over the past year due to ongoing home equity loan promotions. The loan pipeline at March 31, 1997 increased due to higher applications in all lending areas as a result of current marketing efforts. As of March 31, 1997, problem assets totaled $5.5 million (2.3% of total assets), and included $3.3 million of nonaccruing loans, $1.2 million of renegotiated loans, and foreclosed assets totaling $1.0 million. Total problem assets have decreased from $5.6 million at year-end 1996 and from $9.0 million one year ago.

Allowance for Loan Losses: The allowance measured 1.95% of total loans and 2.37% of total loans excluding SBA guaranteed loan certificates as of March 31, 1997. The allowance measured 85% of nonaccruing loans and 962% of annualized net loan chargeoffs at that date. Total impaired loans were $3.1 million at March 31, 1997; specific impairment reserves associated with these loans were $183 thousand.

Deposits and Borrowings: Total deposits increased by $3.1 million (1.5%) during the most recent quarter and by $13.2 million (6.8%) during the last twelve months. This growth was primarily in time deposits, resulting from ongoing promotions as well as seasonal increases in municipal deposits. Additionally, borrowings increased due to higher levels of short term investments which were held at March 31, 1997.

Cash Flows and Liquidity: For the most recent quarter, deposit growth was the primary source of funds and purchases of investment securities was the primary use of funds. Loan growth is anticipated in the coming quarter based on loan pipelines at quarter-end. Borrowings and time deposit growth are the primary sources of liquidity for additional balance sheet growth.

Capital Resources: The Bank declared and paid a five cent dividend during the first quarter of 1997. At the most recent quarter-end, Tier 1 Capital totaled $15.7 million , and the Tier 1 Leverage Capital Ratio measured 6.9%. The Risk Based Capital Ratio measured 12.9%. The Bank's capital remains in excess of all regulatory requirements. The weighted average number of common and common equivalent shares outstanding was 1,207,515 and 1,220,414 for the first quarter of 1997 and 1996, respectively.

TOLLAND BANK

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                              TOLLAND BANK
                                                              (Registrant)



Date:       May 14, 1997
     ---------------------                                  --------------------
                                                              Joseph H. Rossi
                                                              President/CEO





                                                            --------------------
                                                              David H. Gonci
                                                              Vice President/CFO